UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019.

Commission File Number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Translation of registrant's name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]      Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 15, 2019 titled "Hydrogenics Reports Fourth Quarter and Full Year 2018 Results"
99.2	2018 Consolidated Financial Statements
99.3	2018 Management's Discussion and Analysis
99.4	Q4 2018 Earnings Presentation
99.5	Form 52-109F1 - Certification of Annual Filings - Full Certificate - Chief Executive Officer
99.6	Form 52-109F1 - Certification of Annual Filings - Full Certificate - Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

Date: March 15, 2019	By:	/s/ Marc Beisheim
Name: Marc Beisheim
Title: Chief Financial Officer